UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Biolase, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

090911405

(CUSIP Number)

January 10, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]       Rule 13d-1(b)

[X]       Rule 13d-1(c)

[ ]       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1

CUSIP No. 090911405

1.	Names of Reporting Persons. Laurence W. Lytton

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ______

3. SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 2,461,094(1)
6. Shared Voting Power 0
7. Sole Dispositive Power 2,461,094(1)
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,461,094(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 9.99%

12.	Type of Reporting Person (See Instructions) IN

(1) The reporting person’s beneficial ownership consists of 2,000,000 shares of Common Stock and warrants to acquire 3,000,000 shares of Common Stock. The warrants are subject to a 9.99% beneficial ownership limitation and, as result, the reporting person’s beneficial ownership includes only 461,094 shares of the Common Stock issuable on exercise of the warrants.

2

CUSIP No. 090911405

Item 1.

(a)	Name of Issuer Biolase, Inc.

(b)	Address of Issuer's Principal Executive Offices 27042 Towne Centre Drive, Suite 270, Lake Forest, CA 92610

Item 2.

(a)	The names of the persons filing this statement are: Laurence W. Lytton
(b)	The principal business office of the Filers is located at: 467 Central Park West New York, NY 10025

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to shares of Common Stock, par value $0.001 per share of the Issuer (the "Stock").

(e)	The CUSIP number of the Issuer is: 090911405
3

CUSIP No. 090911405
Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	[ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h)	[ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ] A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page. The percentages reported in this Schedule 13G are based on 24,174,483 shares of Common Stock outstanding after the closing of the offering of shares of Common Stock as reported in the Prospectus filed by the Issuer on January 11, 2023.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

4

CUSIP No. 090911405

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2023

/s/ Laurence W. Lytton Laurence W. Lytton